August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to 847-402-6639

The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062
Attn: Edward M. Liddy, Chief Executive Officer

> **Re:** **The Allstate Corporation**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 1-11840**

Dear Mr. Liddy:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation and Succession Committee, page 8

1. You state that your chairman, chief executive officer, and some of your other
    officers, participate in the committee's meetings, but not executive sessions, and
    that the chairman and the chief executive officer make recommendations to the
    committee regarding merit and promotional salary increases (other than their
    own), performance measures under your compensation plans, the use of the
    committee's authority to adjust awards under such cash incentive compensation
    plans, and the size and terms of employee equity awards. On page 21, you also
    mention that performance evaluations help determine compensation. While you
    analyze the company's performance in the context of compensation, please also
    analyze how input from these persons who are not members of the committee
    resulted in the various elements and amounts of compensation given your
    compensation objectives in the Compensation Discussion and Analysis.

Elements of Executive Compensation Program, page 20

2. We note the table disclosing the target core compensation percentage breakdown
    versus the actual percentage breakdown. While we understand you provide more
    detail regarding each of these compensation components later in the filing, after
    the table, please explain briefly the material reasons that the actual breakdown
    percentages deviated from those that were targeted.

Annual Cash Incentive Performance Measures, page 23

3. Either in this table or in the subsection entitled Performance Measures on page 54,
    you disclose the threshold and maximum goals in addition to the target goals
    contained in the table. You should provide similar disclosure in connection with
    the table on page 27.

4. Explain more clearly how you calculated the annual target award opportunities for
    the named executive officers as a percentage of base salary and how you
    structured them to reflect individual as well as corporate performance.

Long-Term Incentive Awards – Equity, page 24

5. In the last paragraph on page 25, you mention various catastrophes and other
    market conditions affecting insurance companies generally and Allstate more
    specifically in the context of the special awards. You should explain the
    committee's specific motivations and reasons for granting these awards and the
    size of the awards disclosed in the table on page 26, and how you ensure that
    these awards are effective in helping the company achieve its goals.

Summary Compensation Table, page 29

6. Given the disparity between Mr. Liddy's total compensation and the amount of his other compensation elements and that of the other named executive officers, consider adding a separate more detailed discussion analyzing his compensation in the Compensation Discussion and Analysis.

Grants of Plan-Based Awards table, page 32

7. Please explain more clearly in the narrative following the table, the calculation of the threshold, target and maximum amounts disclosed in the table.

Potential Payments as a Result of Termination or Change-in-Control, page 43

8. We note the various arrangements you have with the named executive officers and various scenarios described in this subsection. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel